Exhibit (e)(9)

CONFIDENTIAL— NCC decision September 1, 2016

CHANGE OF CONTROL ARRANGEMENT MANAGEMENT TEAM

On 1 September 2016, the Nominating & Compensation Committee of the Board of Directors of NXP Semiconductors N.V. (the “Company”) adopted a Change of Control arrangement applicable to the Management Team of the Company and providing the following:

1.	If and when the employment of a current member of the Management Team (the “MT member”) of the Company is terminated by or at the initiative of the Company or the relevant subsidiary of the Company employing the MT member, within 12 months after a Change of Control (as defined below) has occurred, such MT member is entitled to a gross severance payment (the “Severance Payment”) equal to the amount of:

(a)	in case of an Executive Vice President, 24 months gross base salary plus target bonus; and

(b)	in case of a Senior Vice President, 18 months gross base salary plus target bonus.

2.	The Severance Payment will not be due in case of a termination by or at the initiative of the Company or the relevant subsidiary of the Company employing the MT Member for urgent cause or because of a seriously culpable act or omission to act of the MT Member. The Severance Payment will not be due either in case the MT Member gives notice of termination/resigns from his employment other than for an urgent cause created by the Company or the relevant subsidiary of the Company employing the MT Member.

3.	Any statutory severance payments to which the MT Member may be entitled pursuant to the laws governing the employment relationship, any severance amount or compensation awarded by a court, or any severance amount or compensation agreed between the Company and the MT Member can be deemed to be included in, and will thus be deducted from, the Severance Payment. A statutory severance obligation or a severance amount/compensation awarded by a court, exceeding the Severance Payment, will be observed.

4.	The value of a statutory or contractual notice period to be observed or settled will be deducted from the Severance Payment.

5.	If not already contractually agreed, the Change of Control arrangement set forth in this document will be part of the employment contract (or other appropriate contract or employment arrangements) of each MT Member.

A Change of Control can be deemed to have occurred:

(a)	if a natural or a legal person, alone or together with other natural or legal persons acting in concert, acquires Control;

(b)	upon the consummation of a demerger (splitsing) of the Company as a consequence of which all or substantially all of the Company’s assets and liabilities are transferred to a third party or a group of third parties (or the stockholders of a third party), or a merger (fusie) of the Company as a consequence of which a third party or a group of third parties (or the stockholders of a third party) acquires all or substantially all of the Company’s assets and liabilities; or

(c)	upon a sale or other disposition of all or substantially all of the Company’s assets and liabilities.

Control means (i) the ownership, whether direct or indirect, of a party or parties acting in concert, of more than 50.1% percent of (a) the issued share capital of the Company and/or (b) the voting rights in the general meeting of shareholders of the Company; or (ii) the right, whether direct or indirect, of a party or parties acting in concert to control the composition of the majority of the Board of Directors of the Company, or the majority of its voting rights, by contract or otherwise.